SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                         AMERICAN SPECTRUM REALTY, INC.
                            (Name of Subject Company)

  MPF BADGER ACQUISITION CO., LLC, MPF-NY 2007, LLC, MP VALUE FUND 5, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MP VALUE FUND 7, LLC, MPF FLAGSHIP FUND 13, LLC,
   MPF DEWAAY PREMIER FUND, LLC, SUTTER OPPORTUNITY FUND 4, LLC, MPF EPLANNING
                          OPPORTUNITY FUND, LP, MPF AND
                         MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                            Copy to:

Christine Simpson                           Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP              MacKenzie Patterson Fuller, LP
1640 School Street                          1640 School Street
Moraga, California  94556                   Moraga, California  94556
(925) 631-9100 ext. 1024                    (925) 631-9100 ext. 1006
                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                        Transaction               Amount of
                         Valuation*              Filing Fee
                         ----------              ----------

                         $2,383,605                $73.18

* For purposes of calculating the filing fee only. Assumes the purchase of 138,180 Shares at a purchase price equal to $17.25 per Share in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $73.18
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: NOVEMBER 16, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF Badger Acquisition Co., LLC, MPF-NY 2007, LLC, MP Value Fund 5, LLC, MPF DeWaay Premier Fund 3, LLC, MP Value Fund 7, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund, LLC, Sutter Opportunity Fund 4, LLC, MPF ePlanning Opportunity Fund, LP, MPF. (collectively the "Purchasers") to purchase 138,180 Units of limited partnership interest (the "Units") in American Spectrum Realty, Inc. (the "Partnership"), the subject company, at a purchase price equal to $17.25 per Unit, less the amount of any distributions declared or made with respect to the Units between November 16, 2007 (the "Offer Date") and December 21, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 12,934 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 57,640 Units, or approximately 3.6% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MP Value Fund 5, LLC - 1,077 Units
MPF DeWaay Premier Fund 3, LLC - 2,156 Units
MP Value Fund 7, LLC - 1,078 Units
MPF Flagship Fund 13, LLC - 5,389 Units
MPF DeWaay Premier Fund, LLC - 3,234 Units

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2007

MPF Badger Acquisition Co., LLC, MPF-NY 2007, LLC, MP VALUE FUND 5, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MP VALUE FUND 7, LLC, MPF FLAGSHIP FUND 13, LLC, MPF DEWAAY PREMIER FUND, LLC, SUTTER OPPORTUNITY FUND 4, LLC, MPF EPLANNING OPPORTUNITY FUND, LP, MPF


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Senior Vice President of Manager or
    General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP


By: /s/ Chip Patterson
    ----------------------
    Chip Patterson, Senior Vice President